Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

February 5, 2018

Re:	Registration Statement on Form F-6 (Registration No. 333-222708)
filed on behalf of Huami Corporation.
CIK: 0001720446
Request for Acceleration

Ladies and Gentlemen:

Deutsche Bank Trust Company Americas, as Depositary for securities against which American Depositary Receipts are to be issued, pursuant to Section 8(a) of the Securities Act of 1933, as amended, hereby requests the acceleration of the effectiveness date of the above referenced registration statement by the Securities and Exchange Commission to 4:30p.m. (Eastern time) on February 7, 2018, or as soon thereafter as practicable.

Very truly yours,

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Beverly George
Name:	Beverly George
Title:	Vice President

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President